Mail Stop 3561

April 21, 2010

via U.S. mail and facsimile

Chen Yi Quan, Principle Executive Officer
China Food and Beverage Acquisition Corp.
27th Floor, Profit Plaza
No. 76 West HuangPu Road
Guangzhou, PRC

RE: China Food and Beverage Acquisition Corp.
**   Form 10-12(g), Amendment 2 filed April 8, 2010**
**   File No.: 0-53840**

Dear Mr. Quan:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12(g), Amendment 2

Certain Relationships and Related Transactions, page 14

1. Please revise to indicate the amount of fees and expenses that the company has agreed to repay Guangdong Wealth and Guangdong SME.

Form 10-K for the Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 9

Evaluation of Disclosure Controls and Procedures, page 9

2. We note that you did not conclude whether your disclosure controls and procedures
    (DC&P) were effective in ensuring that information required to be disclosed in
    reports that you file or submit under the Exchange Act is accumulated and
    communication to management as appropriate to allow timely decisions regarding
    required disclosure. Please revise your conclusion to either (1) conclude under each
    component of the definition of DC&P as defined in Exchange Act Rule 13a-15(e), or
    (2) simply conclude that your DC&P were effective. Refer to Item 307 of Regulation
    S-K.

Directors, Executive Officers, Promoters …, page 10

3. Please revise to briefly discuss, for Chen Quan, the specific experience,
    qualifications, attributes or skills that led to the conclusion that he should serve as a
    director for the company at the time the disclosure is made, in light of the company's
    business and structure.

Certain Relationships and Related Transactions, page 12

4. Please revise to indicate the amount of fees and expenses that the company has agreed
    to repay Guangdong Wealth and Guangdong SME.

As appropriate, please amend your filing and respond to these comments. You may wish
to provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filings include all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Chen Yi Quan, Principle Executive Officer
China Food and Beverage Acquisition Corp.
April 21, 2010
Page 3

   You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

      Sincerely,

      John Reynolds
      Assistant Director
      Office of Beverages, Apparel and
      Health Care Services

cc: David N. Feldman
  Facsimile: (212) 997-4242